- PUBLIC -

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



21002997

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2023
Estimated average burden hours per response	12.00

SEC Mail Processing Section
MAR 01 2021
Washington DC
416

SEC FILE NUMBER
8-67198

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-2020 (MM/DD/YY) AND ENDING 12-31-2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Agecroft Partners LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

103 Canterbury Road
(No. and Street)

Richmond	VA	23221
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeffrey Harpel 717-249-8803
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hobe & Lucas, Certified Public Accountants, Inc.
(Name – *if individual, state last, first, middle name*)

4807 Rockside Road, Suite 510	Independence	OH	44131
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Donald A. Steinbrugge Managing Member, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Agecroft Partners LLC, as of December 31, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None.

Signature

Managing Member

Title

Commonwealth of Virginia
City of Richmond

2/25/21

Notary Public



This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Hobe & Lucas
Certified Public Accountants, Inc.

4807 Rockside Road, Suite 510 (P) 216.524.8900
Independence, Ohio 44131 (F) 216.524.8777
www.hobe.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Agecroft Partners, LLC
Richmond, VA

We have audited the accompanying statement of financial condition of Agecroft Partners, LLC as of December 31, 2020, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Agecroft Partners, LLC as of December 31, 2020 in conformity with the accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Agecroft Partners, LLC's management. Our responsibility is to express an opinion on Agecroft Partners, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Agecroft Partners, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to fraud or error. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Hobe & Lucas
Certified Public Accountants, Inc.

We have served as Agecroft Partners, LLC's auditor since 2020
Independence, Ohio
February 23, 2021

AGECROFT PARTNERS, LLC
BALANCE SHEET
DECEMBER 31, 2020

ASSETS

Cash and cash equivalents	$ 3,456,160
Accounts receivable	175,000
Total Assets	$ 3,631,160

LIABILITIES AND MEMBER'S EQUITY

Accounts payable and accrued expenses	$ 303,445
Loans payable	110,671
Due to Member	15,852
Total Liabilities	429,968
Contingencies	-
Member's equity	3,201,192
Total Liabilities and Member's Equity	$ 3,631,160

The accompanying notes are an integral part of these financial statements.

AGECROFT PARTNERS, LLC
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2020

1. ORGANIZATION AND NATURE OF BUSINESS

Agecroft Partners, LLC (Company) was organized in the State of Virginia on November 2, 2005, and is registered as a broker-dealer in securities transactions under the Securities Exchange Act of 1934. The Company is registered with the Securities and Exchange Commission (SEC) and Commodity Futures Trading Commission (CFTC), is a member of the Financial Industry Regulatory Authority (FINRA), the National Futures Association (NFA) and the Securities Investor Protection Corp. (SIPC).

The Company is engaged in the business of providing business and financial consulting and referral transactions. The Company is not required to have any arrangement with a clearing broker.

In March 2020, COVID-19 was declared a worldwide health pandemic and has had a significant impact on the national and global economy. The ultimate impact of COVID-19 on the Company's future state is unknown at this time.

2. SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents
The Company considers all highly liquid debt instruments purchased with maturities of three months or less to be cash equivalents. The carrying amount reported in the balance sheet for cash and cash equivalents approximates its fair value.

Accounts Receivable
Accounts receivable represent amounts due from hedge funds on referral transactions. Management has determined that no allowance for doubtful accounts is necessary as of December 31, 2020.

Income Taxes
The Company is a limited liability company taxed as a partnership and therefore, the accompanying financial statements do not include any provision for federal or state income taxes. Each member of the Company is individually responsible for reporting his share of the Company's income or loss.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Furniture and Equipment
Depreciation on property and equipment is provided using the straight-line method over their estimated useful lives of 5 years.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Leases: In accordance with ASU 2016-02 – Leases (Topic 842), the Company recognizes leases on the balance sheet with lease liabilities and corresponding right-of-use assets based on the present value of lease payments. The Company had not entered into any leases subject to this standard as of December 31, 2020.

New Accounting Guidance: In June 2016, the FASB issued Accounting Standards Update (ASU) 2016-13 – Current Expected Credit Losses ("CECL") which replaces the current incurred loss model used to measure impairment loss with an expected loss model for trade and other receivables. The Company adopted the standard during 2020, under the modified retrospective approach to the earliest period presented. The adoption of ASU 2016-13 did not have a material effect on the Company's financial statements.

3. REVENUE FROM CONTRACTS WITH CUSTOMERS

Revenues

The Company enters into fee agreements with various hedge funds and investment management companies. The Company earns fees by referring investors to the hedge funds and investment management companies. The Company may receive fees paid by the fund up front or over time. The Company believes its performance obligation is the referral of investors which is fulfilled when the investor purchases an interest in a fund (trade date). Any fixed amounts are recognized on trade date. Variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, since the uncertainty is dependent on the value of the fund at future points in time as well as the length of time an investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the value of the fund and the investors' activities are known, which are usually monthly or quarterly. Fees recognized in the current period are often related to performance obligations that have been satisfied in prior periods.

Accounts receivable from customers were $175,000 and $535,135 at December 31, 2020 and 2019 respectively.

4. CONCENTRATION OF CREDIT RISK

Financial instruments which potentially expose the Company to concentrations of credit risk consist principally of cash and cash equivalents and accounts receivable. The Company maintains its cash in financial institutions insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. The Company's cash balance occasionally exceeds the insured limit.

Cash equivalents totaling $3,402,472 is an investment in a money market mutual fund.

At December 31, 2020, four hedge funds accounted for 94% of accounts receivable.

The Company has not experienced any losses in accounts receivable.

5. LOANS PAYABLE

On May 6, 2020, the Company received a loan from Atlantic Union Bank in the amount of $110,671 under the Paycheck Protection Program established by the Coronavirus Aid, Relief, and Economic Security (CARES) Act. The loan may be forgiven to the extent the proceeds of the loan are used for eligible expenditures such as payroll and other expenses described in the CARES Act. The loan bears interest at a rate of 1% and is payable in monthly installments of principal and interest over 24 months beginning 6 months from the date of the note. The loan may be repaid at any time with no prepayment penalty.

The Company submitted the Paycheck Protection Program Loan Forgiveness Application in 2020 and was notified on January 4, 2021, that the loan was forgiven it its entirety.

6. NET CAPITAL REQUIREMENTS

The Company is a member of the FINRA and NFA and subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) and CFTC Regulation 1.17, which requires the maintenance of minimum net capital of the greater of 6 2/3% of aggregate indebtedness, as defined, or $5,000 and $45,000, respectively and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2020 the Company had net capital of $3,156,314 which was $3,135,027 and $3,111,314, respectively, in excess of the amount required. The ratio of aggregate indebtedness to net capital was .10 to 1.

The Company has no possession or control obligations under Rule 15c3-3(b) or reserve deposit obligations under Rule 15c3-3(e) because its business is limited to referrals pursuant to a written agreement with a hedge fund or investment management firm and providing consulting services and the Company (1) does not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) does not carry accounts of or for customers; and (3) does not carry PAB accounts (as defined in Rule 15c3-3).

7. SUBSEQUENT EVENTS

Subsequent events have been evaluated through February 23, 2021, which is the date the financial statements were available to be issued.